Filed by National City Corporation
pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a- 12 under
the Securities Exchange Act of 1934
Subject Company: MAF Bancorp, Inc.
Commission File Number: 0-18121
TRANSITION NEWS
News about the MidAmerica/National City Merger
June 22, 2007, Issue 5
Getting to Know National City: Foundation of Success
At National City, people are the priority—customers, employees, stockholders and neighbors. National City cares about doing what’s right for all—and it shows. National City’s rise from one of Ohio’s first banks to one of the nation’s largest financial holding companies has been mirrored by its rising rank on widely respected industry lists. National City is proud of the accolades and encouraged by the prestigious awards the company has received. This recognition is testimony to the strength of the culture, the quality of products and services and the capabilities of National City employees.
Financial Performance and Reporting Highlights
American Banker
•	Top U.S. Bank Holding Companies by Assets — 10th
Forbes 2000
•	World’s Largest Public Companies — 222nd
Fortune
•	Fortune 500 — 188th
•	Most Admired Companies ‘Mega Banks and Credit Card Companies’ — 8th
National Mortgage News
•	Top Residential Servicers — 9th
Ponemon Institute
•	National City is ranked by consumers as among the most trusted retail banks for privacy
Brand Promise
At National City, we care about doing what’s right for our customers.
Mission Statement
National City Corporation will be a premier diversified financial services company providing customers with advice, information and services to meet their financial needs. We will achieve superior levels of financial performance as compared to our peers and provide stockholders with an attractive return on their investment over time.
MidAmerica Bank Transition News
June 22, 2007

Management Principles
Code of Ethics
The final component of National City’s foundation, the Code of Ethics, will be provided to all employees upon the close of the transaction. As at MidAmerica, National City expects all employees to abide by the highest standards of honesty and integrity in all business affairs.
Benefits Overview
National City is committed to its employees’ personal and professional growth, and knows that employees’ health and well-being are critical to their success. National City believes in providing employees with flexibility and choice so they may choose the benefits that are right for themselves and their families. When employees join the National City team, they can participate in a variety of benefits and opportunities designed to make their lives easier and more fulfilling. Following are brief descriptions of many of these benefits offered to National City employees in 2007. Additional information regarding the 2008 benefits programs will be distributed later this year. Assuming Fed approval is granted in 2007 as planned, MidAmerica employees will be eligible for the National City benefit plans on January 1, 2008.
Health Plans
Through a flexible benefits program, National City offers a broad range of choices to fit medical, dental and eye care needs. Employees pay their share of the cost for most benefit options on a pre-tax basis.
Medical: National City currently offers three national medical options—the Build Your Own PPO (Preferred Provider Organization) Plan, the Consumer PPO Plan and the High Deductible Health Plan. On an annual basis, National City evaluates its health plan offerings throughout its markets, including PPOs and HMOs. Blue Cross Blue Shield (BCBS) and Aetna provider networks are offered in both the Chicago area and Milwaukee. BCBS is the primary network in Chicago and Aetna is the primary network in Milwaukee. The Blue Cross Blue Shield HMO is also offered in Chicago.
Dental: Basic and comprehensive plans are available.
Eye care: The eye care plan covers periodic eye exams and discounts on prescription eyewear.
Health care and dependent care reimbursement account plan options (flexible spending accounts): Employees may contribute up to $5,000 a year for their health care needs and $5,000
MidAmerica Bank Transition News
June 22, 2007

a year for their dependent care needs, on a pre-tax basis, and receive reimbursement for eligible medical, dental, eye care and dependent care expenses.
Life insurance and disability coverage: National City employees are eligible for basic, optional, spouse, child and accidental death and dismemberment (AD&D) life insurance coverage. Eligible employees also have access to salary continuation for short-term disability and long-term disability coverage.
Savings & Investment Plan (SIP)—A 401(k) Plan
National City employees are eligible to participate in the generous National City Savings and Investment Plan (SIP) on an unmatched basis after only 30 days of service provided they have reached age 21. Employees can invest their contributions in 1% increments among any combination of the Plan’s 14 investment funds, giving a range of risk and return. The SIP encourages employees to build retirement savings by offering a generous match for eligible employees. Beginning the first of the month following the one-year service anniversary, National City makes matching contributions—$1.15 for every $1 contributed, from 1 to 6 percent of eligible pay. (Employees may contribute up to 20 percent of eligible pay on a pre-tax basis, subject to certain limits.) Contributions made to employees’ accounts are 100% vested, which means there is no waiting period for employees to own their contributions, the company match and applicable investment returns.
Service with MidAmerica will be recognized for the calculation of eligibility for participation and match for active employees. Assuming Fed approval occurs as planned in 2007, eligible MidAmerica employees may begin participating in the SIP on January 1, 2008.
The National City and MidAmerica Bank plans are quite different, and more detailed information about the National City SIP will be communicated later this year during benefit meetings.
Vacation Policies at National City
National City recognizes that work is only one component of a full and satisfying life and strives to provide a flexible work environment by offering a vacation benefit that allows employees to fulfill the personal and professional demands of their lives.
Assuming legal close, MidAmerica employees will be covered under National City policies beginning January 1, 2008. Below are some of the highlights of the National City vacation policy. More detailed information can be obtained when you receive your National City Employee Handbook later in the year. The National City vacation policy includes the following benefit to employees:
•	Eligible employees, including part-time employees, receive paid vacation allowance based on their status at the time vacation is taken. The number of paid weeks available to you each year depends on your length of service determined by your most recent date of hire and your position, as follows:

	Years of Service	Vacation

If you are a non-officer	1-4 years	2 weeks
	5-14 years	3 weeks
	15 or more years	4 weeks

Officer up to Assistant Vice President	1-14 years	3 weeks
	15 or more years	4 weeks

Vice President and above	All years of service	4 weeks
•	Additional vacation for which you become eligible in your fifth or 15th year may be taken at any time during the year, with your manager’s approval as to scheduling.

•	Additional vacation due to an officer appointment that occurs on or before October 1 may be taken in the calendar year in which the appointment occurs, with the manager’s approval as to scheduling.
MidAmerica Bank Transition News
June 22, 2007

•	Full-time employees may be required to take five consecutive days or more of vacation each calendar year, as directed by management and the Audit division. Your manager will inform you of any requirements for your department.

•	If you are part time, your vacation allowance will be based on your average hours worked in the prior year or your normally scheduled work hours if you have no average hours worked in the prior year.

•	Part-time employees have the option of taking one week’s vacation pay instead of a week of vacation.

•	Whenever possible, you will be given your choice of time for vacation. However, should a scheduling conflict occur, your manager has the final approval of the scheduling of vacation time.

•	During the annual benefits enrollment, eligible employees may purchase or sell vacation days. Make this decision wisely, because Section 125 of the Internal Revenue Code is restrictive in the cashing out of purchased vacation. Once vacation days are purchased, they must be used in the same year. With the exception of employees in senior level and commissioned positions, most full-time employees are eligible for this benefit after two years of employment.

•	Certain state laws may require specific handling of vacation allowance and vacation accrual. Where this is the case, state law will control.
Vacation Allowance during the First Year of Employment
•	Employees hired during the first quarter of the calendar year (January 1 through March 31) are eligible for one week of vacation that year after six months of service and full vacation the following calendar year.

•	Employees hired after the first quarter of the calendar year (April 1 through December 31) are not eligible for any vacation that year. They become eligible for full allotment of vacation in the next calendar year after nine months of service.

•	Assuming legal close, employees hired by MidAmerica Bank prior to December 31 2007 are eligible for their full allotment of vacation under the National City policy beginning on January 1, 2008. Those employees hired by MidAmerica after December 31, 2007 will be eligible for vacation under the terms of the National City Vacation Allowance applicable for the first year of employment.
Vacation Allowance at Termination of Employment
For voluntary terminations and terminations resulting from position eliminations, National City will pay earned but unused vacation allowance if the employee has completed nine months of employment, using the following guidelines (unless otherwise required by state law):
•	One-fourth of the normal vacation allowance for terminations within the first calendar quarter (January 1 — March 31).

•	One-half of the normal vacation allowance for terminations during the second calendar quarter (April 1 — June 30).

•	Three-fourths of the normal vacation allowance for terminations during the third calendar quarter (July 1 — September 30).

•	All of the normal vacation allowance for terminations during the fourth quarter (October 1 — December 31).

•	An employee must work through his or her service anniversary to earn and be entitled to the additional vacation for which he or she is eligible in the fifth or 15th year.

•	Except for employees who are retiring, an employee must be physically at work at least one day in the new calendar year to earn and be entitled to vacation in that calendar year.

•	Vacation allowance is reduced by any used vacation time. If more vacation has been used than earned, the excess paid vacation will be deducted from the final pay or the employee will be required to reimburse National City for the overpayment.

•	Unused vacation will not be paid following involuntary terminations of employment unless otherwise required by law.

•	If you are displaced, your earned but unused vacation allowance will be paid in a lump sum following your last day of employment.
MidAmerica Bank Transition News
June 22, 2007

Acronyms & Other Names
Here are a few more acronyms and descriptions for National City business units. If you hear an acronym that you can’t figure out, please send an email to corpcomm@nationalcity.com and we’ll try to include an explanation in a future issue of Transition News.
IMT: Incident Management Team is the corporate unit that manages issues during emergency situations (weather, systems, etc.).
SIP: Savings & Investment Plan, National City’s 401(k) plan.
Six Sigma: Six Sigma is a standardized set of common tools and methodologies (BPMS—Business Process Management, DMAIC—Process Improvement, DFSS—Process Design, and Lean—Process Waste Elimination) designed to improve efficiency and effectiveness of business processes. It allow us to get closer to our customers by understanding their needs and expectations, focus on significant sustainable improvements based on data analysis and establish a measurement system to continuously monitor and improve business processes. Some Six Sigma methodologies may be used during the integration.
Diversity at National City
National City believes that the delivery of its brand promise to every customer is enhanced when the work force reflects the values and diversity of the communities where the company does business. Brand behavior contributes to exceptional customer experiences that build brand loyalty. Inclusion is a crucial component of delivering the Customer Champion brand promise.
At National City, an inclusive approach to work force development is essential to establishing new customer relationships and delivering long-term sustainable growth to shareholders. Diversity initiatives position employees and the organization to implement business strategies based on values that treat everyone as an integral part of the team and empower everyone to utilize their full potential.
Inclusion is embracing differences and similarities to fully leverage the talents of all for organizational success. Diversity supports the company’s business agenda and promotes market growth by building a pathway to inclusive relationships. The business strategy of providing service excellence and strong returns through sustained market growth is integrally linked to the effective delivery of the National City Customer Champion brand promise. Inclusive practices enhance perspectives, products, team spirit and, ultimately, the ability to deliver superb performance.
Everyone at National City is responsible for creating an environment that embraces corporate diversity and inclusion and exemplifies the brand promise behaviors of accountability, respect and friendliness.
Next Issue Scheduled for July 9
Because of the July 4 holiday, we have rescheduled the next issue of Transition News for July 9, instead of its original date of July 6.
What’s on Your Mind?
Human Resources Questions
Will part-timers be eligible for benefits?
Yes, part-time employees are eligible for many benefit programs at National City. Watch Transition News in the coming months for more information about benefit programs, including eligibility.
Other Questions
I work in a branch and I heard a rumor that my branch is closing. Is this true?
MidAmerica Bank Transition News
June 22, 2007

The retail integration teams from National City and MidAmerica Bank are still working out the details of what will happen with National City and MidAmerica Bank branches in the Chicagoland area that may appear to overlap. At this time, no decisions have been made, and you should consider any rumors that you hear as exactly that—rumors. At this time, we do not have a timeframe that we expect to be able to communicate specifics. However, you should be assured that when decisions are made we will share that information with the employees who are impacted.
As we communicated in the May 25 issue of Transition News, we have committed that if a branch is consolidated, all employees from that branch will be offered comparable positions within the branch network.
Severance / Displacements
Will I be interviewed in order to determine if my job will be eliminated?
We will assess staffing based upon the needs of each business unit. Any resulting displacement decisions will be based upon our job mapping process, which ultimately assesses what functions we will need going forward. Personal interviews will not be used to determine which positions will be retained, or “mapped,” over to National City and which positions will be eliminated. Sometimes it is necessary for National City managers to talk with MidAmerica employees or their managers to fully understand the employee’s scope of work. This enables that manager to map the position accurately.
What if there are more of us in a job function than is needed?
If there are more employees than are needed in a particular job function, we will use your most recent performance ratings and skill sets, along with management feedback, to determine which employees will remain in their positions.
Who is involved in the job mapping process?
Executive management, department heads and HR staff from MidAmerica Bank, as well as management and HR staff from National City, are involved in the process of analyzing all job functions and responsibilities.
If my position does not “map” over to National City, will it be eliminated?
Yes. However, if your position is eliminated, you will have the opportunity to pursue other positions in the new National City structure, or you may be offered a “comparable” position.
If our positions are eliminated in July, how will we be informed—email, group meeting, individually?
We are committed to a respectful and caring communication of this information. Employees whose positions will be eliminated will be notified by their managers and HR representatives from MidAmerica and National City. Immediately following that communication, each employee will meet individually with an HR representative to discuss that employee’s situation and the support the employee will receive. In addition, each displaced employee will meet individually with a career counselor from Challenger, Gray & Christmas to discuss the training and job search support that will be provided.
If a displaced employee is offered a job, but it is something he/she is not familiar with, is the employee denied the severance benefits?
We work carefully with employees to ensure that their skills are matched to positions in which they can be successful, so National City can be successful as a company. Therefore, if a displaced employee chooses not to accept a comparable position that we believe would be a good fit for the employee, the employee will not be eligible for severance benefits.
If a displaced employee posts for a position that is not comparable, and is offered the position, then chooses not to accept the position, the employee will continue to be eligible for severance benefits.
Does “comparable” include positions that are in other departments/lines of business and have different job functions?
Yes, if the job entails similar responsibilities and equal or higher compensation. However, it is not the intention of National City to force employees into positions in other departments/lines of business or outside their skills and interests. That is not beneficial to either the employee or the company, and certainly not to the customer.
What payroll deductions will apply to the retention bonus and severance allowance?
Severance is paid as salary continuation and is taxed in the same manner as current pay is taxed. Bonus payments will be less withholding for all taxes and other amounts which are required to be withheld or which the employee has authorized Mid America/National City to withhold.
I will have four years of service in November. Will I qualify for 12 weeks of severance pay? How does severance work if I find a job three to four weeks into my severance that is with a non-competitive employer? Will I still receive all 10 or 12 weeks of severance pay? If I’m asked to stay through conversion how is the severance pay and the 12 weeks of bonus paid out?
According to the Severance Plan, any employee who stays until their designated displacement date with less than four full years of service, as of their displacement date, will get 10 weeks of pay and anyone with four to six full years of service as of the severance date will get 12 weeks of severance.
If your displacement date is after your anniversary date, you would be entitled to 12 weeks of severance pay. If you find a job with a non-competitor, you will continue to receive the severance benefits whether those benefits are 10 weeks, 12 weeks or some greater amount of weeks. As stated in the May 11 issue of Transition News, if an employee takes a job with a competitor he/she will forfeit unpaid severance pay for amounts in excess of 12 weeks but will continue to receive severance benefits up to 12 weeks of pay.
Severance pay will not begin until after your displacement date. Employees who stay through their designated displacement dates will be paid the retention bonus in a lump sum within two pay periods of the last day worked.

Have a question? You can call the toll-free “What’s on Your Mind” voicemail box at 866-405-0847 and leave a message with your question or email your question to CorpComm@NationalCity.com. We’ll respond to questions of general interest in future issues of Transition News.

In connection with the proposed transaction, National City Corporation will file a registration statement on Form S-4 with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about National City Corporation, MAF Bancorp, Inc. and the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and MAF Bancorp, Inc., without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to MAF Bancorp, Inc. at 55th Street and Holmes Avenue, Clarendon Hills, Illinois, 60514-1596, Attention: Investor Relations, 630-325-7300.
The respective directors and executive officers of National City and MAF Bancorp and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 7, 2007, and information regarding MAF Bancorp’s directors and executive officers is available in its amendment to Form 10-K/A filed with the SEC on April 30, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.
This document shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of MAF Bancorp’s
MidAmerica Bank Transition News
June 22, 2007

stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally. Additional factors that could cause National City’s and MAF Bancorp’s results to differ materially from those described in the forward-looking statements can be found in the 2007 Quarterly Reports on Form 10-Q, as they are filed, and the 2006 Annual Reports on Form 10-K of National City and MAF Bancorp, as amended, filed with the SEC. Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.mafbancorp.com. Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.
MidAmerica Bank Transition News
June 22, 2007